FEDERATED INVESTORS FUNDS

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 7, 2014

Mr. Asen Parachkevov and Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED TOTAL RETURN SERIES, INC.

Federated Total Return Bond Fund

Class A Shares and Institutional Shares

Federated Mortgage Fund

Service Shares and Institutional Shares

1933 Act File No. 333-194569

FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

Service Shares and Institutional Shares

1933 Act File No. 333-194574

FEDERATED MUNICIPAL SECURITIES INCOME TRUST

Federated Ohio Municipal Income Fund

Class A Shares

1933 Act File No. 333-194580

FEDERATED INSTITUTIONAL TRUST

Federated Short-Intermediate Total Return Bond Fund

Class A Shares and Institutional Shares

1933 Act File No. 333-194582

Dear Mr. Parachkevov and Mr. Long:

We are pleased to respond to your comments provided orally on April 2 and 4, 2014 on the Form N-14 for the above-referenced registrants and funds as filed with the Securities and Exchange Commission on March 14, 2014.

We have set forth our response to each of your comments below.

A. Disclosure Comments Provided by Mr. Parachkevov on April 2, 2014:

Prospectus/Proxy Statement - Wrapper

1. Under the heading “Who will pay for the Reorganization?,” we will disclose an estimate of the expected cost of each reorganization pursuant to Item 7(a) of Form N-14. Disclosure will be provided in bullet point format.

2. Under the heading “Whom do I call if I have questions about this Prospectus/Proxy Statement?,” we will insert the toll-free number.

Prospectus/Proxy Statement – Summary Section

1. In the second paragraph under “Reasons for the Proposed Reorganization,” the name of the adviser referenced in item (3) will be changed to “Federated Funds Adviser.”

2. In the “Reasons for the Proposed Reorganization,” in the fourth paragraph under the asset chart, the final sentence will be changed to read: “With this understanding, it is currently anticipated that each of the Huntington Funds will not be required to dispose of a material amount of its portfolio securities in contemplation of the Reorganizations prior to the proposed Reorganizations being consummated.”

3. Per your comment under “Tax Consequences,” “Tax-Free Reorganizations under Internal Revenue Code of 1986, as amended,” we confirm that there will be no material capital gain or loss realized as a result of sale of portfolio securities made in contemplation of the Reorganizations.

4. Under “Comparison of Investment Objectives, Policies and Risks,” a table will be added under each Huntington-Federated Fund section immediately before the detailed disclosure on “Investment Objective” and “Investment Policies and Strategies” to compare and contrast material investment objective and strategy differences between each Huntington and Federated Fund.

5. Under “Investment Policies and Strategies,” where a fund is subject to an 80% names rule policy, we will include disclosure that tracks the disclosure requirements of Rule 35d-1 under the Investment Company Act of 1940.

6. Under the “Investment Policies and Strategies” for Federated Total Return Bond Fund, we will add disclosure that appears in Federated Total Return Bond Fund’s current prospectus that the fund seeks to exceed the performance of the Barclays U.S. Aggregate Bond Index.

7. Under the “Investment Policies and Strategies” section of each fund that invests in derivatives, we have reviewed the letter from Barry D. Miller to the Investment Company Institute dated July 30, 2010 regarding derivatives-related disclosures by investment companies and confirm that the disclosure in the N-14 is appropriate.

8. Under the “Investment Risks” section of Federated Total Return Bond Fund, we will combine “Prepayment Risk” and “Loan Prepayment Risk.”

9. Under the “Investment Risks” section of Federated Total Return Bond Fund, under “Risk of Investing in Derivative Contracts and Hybrid Instruments,” we note that credit risk is already listed as an additional risk and therefore we do not believe it is necessary to also list counterparty risk.

10. We will make conforming changes, as applicable, in the “Investment Policies and Strategies” and “Investment Risks” sections of all the funds consistent with comments in Items 4. through 9.

11. Under “Comparison of Investment Objectives, Policies and Risks,” under “Investment Objective,” we will confirm that the board approved investment objectives are stated consistent with the corresponding N-1A registration statements. Specifically, under the Huntington Ohio Tax-Free Fund – Federated Ohio Municipal Income Fund comparisons, we reviewed the Ohio sector risks and revised the disclosure to be consistent with the N-1A disclosures in each fund.

12. Under “Comparison of Investment Limitations,” we have confirmed and will modify as necessary the Huntington investment limitations.

13. In the “Comparative Fee Tables” section, under the fee table for Huntington Fixed Income Securities Fund – Federated Total Return Bond Fund, the Fee Limit of Federated Total Return Bond Fund in the paragraph is 0.91%, which excludes the 0.01% of acquired fund fees and expenses shown in the table above. This exclusion is included in the paragraph. The same will hold true for the fee table for Federated Short-Intermediate Total Return Bond Fund’s fee table.

14. In the “Comparative Fee Tables” section, we will add Portfolio Turnover disclosure for each Huntington and each Federated fund at the end of each fee table.

15. Under the “Investment Adviser” section, in the “Portfolio Managers” section, we will repeat the biography for Mr. Doughty under the Huntington Mortgage Securities Fund and the Huntington Short/Intermediate Fixed Income Securities Fund and re-verify against the disclosure in the Huntington N-1A registration statement.

B. Accounting Comments Provided by Mr. Long on April 4, 2014:

Prospectus/Proxy Statement - Wrapper

1. Under the heading “Who will pay for the Reorganization?” we will disclose an estimate of the expected cost of each reorganization pursuant to Item 7(a) of Form N-14. Disclosure will be provided in bullet point format.

Prospectus/Proxy Statement – Summary Section

1. Federated has confirmed that deferred assets generally are not useable by the acquiring funds and, therefore, are not acquired by the acquiring fund.

2.  With respect to the discussion of the Huntington and Federated valuation procedures, we have confirmed that there are some differences between the valuation policies and procedures of the Federated Funds and the Huntington Funds. For example, the Funds use different pricing vendors for certain classes of securities. The Huntington Mortgage Securities Fund uses mean prices to value U.S. Government securities while the Federated Funds utilize bid prices for the same securities. In addition, the Huntington Funds generally price their securities at 3:00 p.m. while the Federated Funds value their securities at 4:00 p.m.  However, based upon price tests that have been conducted, neither the Huntington Funds Adviser nor the Federated Funds Adviser expect there to be any material dilution to their respective shareholders as a result of the differences in valuation policies and procedures.

3. We will revise the “as of” date on fund assets to February 28, 2014 under the “Reasons for the Proposed Reorganization.”

4. Per Mr. Long’s request, we will amend the pro forma fee tables to provide annual numbers instead of more recent semi-annual numbers, consistent with N-1A requirements.

5. In the Federated Ohio Municipal Income Fund fee table, we acknowledge the difference in the Class A Share loads of the Huntington Funds and the Federated Funds. We confirm that the Institutional Shares of the Huntington Fund will not pay a load as a result of the reorganization. Going forward, former Class A shareholders of the Huntington Ohio Tax-Free Fund in the Federated Ohio Municipal Income Fund will pay a 4.50% load on additional purchases of the Federated Ohio Municipal Income Fund. We will add the following sentence to the section “Sales Loads Applicable to the Federated Funds” to clarify this:

“For former holders of the Class A Shares of Huntington Ohio Tax-Free Fund, purchases of additional Class A Shares of Federated Ohio Municipal Income Fund will be subject to a front-end sales charge of 4.50%, which is higher than the front-end sales charge of 3.75% that is applicable to the Class A Shares of Huntington Ohio Tax-Free Fund.”

6. The Huntington performance tables will be updated to reflect 12/31/2013 data.

Prospectus/Proxy Statement – Information About the Reorganizations

1. Under Federal Income Tax Consequences, we will add the following disclosure to address the limits on the use of capital loss carry forwards as a result of the reorganizations:

“Capital loss carry forwards realized by a “regulated investment company” (as defined by the Internal Revenue Code (IRC)) in taxable years which commenced before December 22, 2010 are subject to expiration as mandated by the IRC. In addition, the IRC may limit the amounts of capital loss carry forwards and unrealized losses that can be utilized by funds involved in a reorganization. However, given the relative fund asset sizes and capital gain/loss positions of the Huntington Funds and the Federated Funds as of January 31, 2014, these limitations are not likely to materially affect the Federated Funds. While any limitations cannot be determined until the date on which each Reorganization is consummated, assuming the Reorganizations occurred in February 2014, the Federated Funds Adviser would not anticipate any permanent limitations on the use of Huntington Fund losses as a result of the consummation of the Reorganizations, although there may be certain yearly usage limitations imposed under the IRC.”

Prospectus/Proxy Statement – Annex B

1. In the Financial Highlights table for the Class A Shares of Federated Short-Intermediate Total Return Bond Fund, we will add a sentence to that page to confirm this as a new share class and disclose when the shares became effective.

Statement of Additional Information

1. In the SAI, in the Schedule of Investments for Federated Mortgage Fund, we will add a footnote to indicate that, as of September 30, 2013, all securities, with the exception of certain REITs, would have complied with the guidelines of Federated Mortgage Fund. However, the footnote will also state that the REITs were subsequently sold in the ordinary course of business. A footnote will be added to the Schedule of Investments of the other funds’ pro formas that all securities held at the applicable Balance Sheet date, acquired as part of the reorganizations, meet Federated’s guidelines.

2. We will correct the “as of” date on the pro forma for Federated Mortgage Fund to September 30, 2013.

3. Related to Summary Section comment 2. above, we will add relevant disclosure to the fair valuation footnotes in the pro formas to describe any consequences, as applicable, to shareholders with respect to different valuation techniques of the Federated Funds.

We acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, in which case the Registrant may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Registrant or by any attorney acting as Assistant Secretary of the Registrant.

If you have any questions, please contact Peggy Heminger at (412) 288-7204 or Leslie Petrone at (412) 288-1472.

Very truly yours,

/s/ Todd P. Zerega

Todd P. Zerega

Assistant Secretary